Exhibit 4.6

Share certificate

Number of certificate	Number of shares

YOULIFE GROUP INC.

(THE “COMPANY”)

This is to certify that [Name] of [Address] is the registered holder of [Number] [Share Class] shares of [Par Value] each being [fully paid] in the above-named company, subject to the memorandum and articles of association of the company.

EXECUTED for and on behalf of the Company on the day of by:

Director	Director